Donald J. Kunz (313) 465-7454 Fax: (313) 465-7455 dkunz@honigman.com

Confidential Treatment Requested by Conifer Holdings, Inc Under 17. C.F.R. § 200.83

FOIA Confidential Treatment Request

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION, CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]”

July 24, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Johnny Gharib

James Peklenk

Sharon Blume

Jeffrey P. Riedler

Re: Conifer Holdings, Inc.

Registration Statement on Form S-1

File No. 333-205448

Dear Mr. Gharib:

On behalf of Conifer Holdings, Inc. (the “Company”) and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”) and the rules promulgated thereunder, we supplementally submit this letter related to the Staff’s review of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”).

The purpose of this letter is to notify the Staff of the proposed price range and share number information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement.  Based on currently available information and market conditions, the initial offering price to the public of the Company’s common shares (the “Shares”) is expected to be between $[***] and $[***] per Share, based on [***] Shares to be offered to the public by the Company and [***] Shares to be outstanding following completion of the offering.  The underwriters would therefore have an option to purchase up to an additional [***] Shares.  In light of the volatile nature of the capital markets in the current environment, such price range, number of shares offered and related information are subject to change based upon market conditions, Company performance and other factors.  Attached as Annex A are relevant sections of the Registration Statement, marked to reflect the expected price range and number of shares offered, all of which we expect to include in a subsequent amendment to the Registration Statement.

The Company expects to file an amendment to the Registration Statement on or about [***] to file additional exhibits, to reflect the estimated price range and share amounts, and to add the presentation of the preliminary results for the period ended June 30, 2015, in connection with the printing of Preliminary Prospectuses and commencement of the road show.  The Company and the underwriters are currently preparing to begin the road

2290 First National Building • 660 Woodward Avenue • Detroit, Michigan 48226-3506 Detroit • Lansing • Bloomfield Hills • Ann Arbor • Kalamazoo

July 24, 2015

show for the offering on or about [***].  To the extent feasible, we would appreciate the Staff’s efforts to provide any further comments as soon as possible.

Given the contemplated timetable discussed above, we are supplementally providing herewith the proposed format for the presentation of the Company’s preliminary results for the period ended June 30, 2015, which information is expected to be included in the amendment to the Registration Statement contemplated to be filed on or about [***].

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and the attached Annex A.  The Company respectfully requests that the Staff return this letter and the attached Annex A to us pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review.  We have provided a self-addressed stamped envelope for this purpose.

Please promptly inform the Company of any request for the confidential material submitted herewith made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83.  Any such notice may be directed to Donald J. Kunz at (313) 465-7454 or Jeffrey H. Kuras at (313) 465-7446.

Pursuant to Rule 83, a copy of this request (but not the confidential information) is also being delivered to the Freedom of Information Act office of the Commission.

If you have any questions or comments concerning this submission, please do not hesitate to call.

Yours sincerely,

/s/ Donald J. Kunz

Donald J. Kunz

Cc: Conifer Holdings, Inc.

James G. Petcoff

Brian J. Roney

2290 First National Building · 660 Woodward Avenue • Detroit, Michigan 48226-3506 Detroit • Lansing • Bloomfield Hills • Ann Arbor • Kalamazoo

*Confidential Treatment Requested

Annex A

[***]